Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of DTE Energy Company on Form S-3 of our report dated February 11, 2003 (March 12, 2003 as to Note 21 and July 10, 2003 as to Note 2 — Asset Retirement Obligations and Note 4 – Disposition of International Transmission Company – Discontinued Operation) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the methods of accounting for goodwill and energy trading contracts in 2002 and derivative instruments and hedging activities in 2001), appearing in the Current Report on Form 8-K of DTE Energy Company dated July 14, 2003 and to the references to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Detroit, Michigan
October 9, 2003